April 27, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 0409
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel
                   Branch Chief

Re:	Caribou Coffee Company, Inc.
Form 10-K for the year ended December 31, 2006
Filed April 2, 2007
File No. 000-051535
Dear Ms. Cvrkel:
Set forth below are our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated April 13, 2007 concerning the Caribou Coffee Company, Inc. (the “Company”) Form 10-K for the year ended December 31, 2006, filed April 2, 2007. For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Form 10-K for the fiscal year ended December 31, 2006
Management’s Discussion and Analysis, page 24
Liquidity and Capital Resources, page 30
Comment 1:	We note from the business section on page 3 that your growth strategies include continuing to open new company-operated coffeehouse locations and that you intend to open 25-30 locations in 2007. Further, we also note from your disclosure in the liquidity section that a significant portion of your cash flow generated from operating activities in each of the last three years has been invested in capital expenditures, the majority of which was for the construction of new coffeehouses. In this regard, we believe you should expand your liquidity and capital resource section to discuss in greater detail the material cash requirements necessary to fund your growth strategies in fiscal 2007. Specifically, please revise future filings to disclose the estimated amount of cash required and/or anticipated spending with respect to capital expenditures for 2007. Refer to section IV of FR-72.

Response 1:	The Company anticipates cash requirements for capital expenditures including the capital expenditures related to opening 25-30 company-owned coffeehouse locations in fiscal year 2007 to be approximately $19.0 million to $22.0 million.

Caribou Coffee Company, Inc.

The Company confirms that it will expand its liquidity and capital resource section in future filings to include the estimated amount of cash required and/or anticipated spending with respect to capital expenditures related to opening 25-30 company-owned locations in 2007.
Consolidated Statement of Changes in Shareholders’ Equity
Comment 2:	Please tell us and revise the notes to your financial statements to disclose the significant terms of the transaction in which you issued 100,000 shares of common stock valued at $987,000 during the year ended January 1, 2006. As part of your revised disclosure, please explain the nature of the consideration received for the shares and explain how they were valued and accounted for in your financial statements.

Response 2:	On June 29, 2005, the Company issued 100,000 shares of common stock and made a $750,000 cash payment to its Chief Executive Officer in connection with amending and restating his prior employment agreement. The shares were issued based on a $9.87 valuation per share, which the Board of Directors determined was the fair market value of the common stock on the date of grant based on an independent valuation. The Company recorded a charge of approximately $1,738,000 related to the issuance of the shares and the cash payment, which is included in general and administrative expenses in the statement of operations. In connection with this transaction, $1,000 was reflected as an increase to common stock, and $986,000 was reflected as an increase to additional paid-in capital

The Company confirms that it will include this disclosure in the notes to its financial statements in future filings. This disclosure was included in the notes to our condensed consolidated financial statements for the quarter ended July 3, 2005, as filed on Form S-1A and dated September 14, 2005 and in the notes to consolidated financial statements for the year ended January 1, 2006, as filed on Form 10-K and dated March 31, 2006.
Notes to the Consolidated Financial Statements, page 38
Note 1. Business and Summary of Significant Policies, page 38
Revenue Recognition, page 40
Comment 3:	Given the increasing number of your franchised operations, please revise your revenue recognition policy in future filings to include disclosure of your revenue recognition policy for initial and continuing franchise fees.

Response 3:	The Company has been monitoring the significance of its revenue from franchised operations. Revenue from franchised operations comprised less than 1% of total fiscal year 2006 revenue, and as such the Company deemed it to be immaterial. Nevertheless the Company confirms that it will include a disclosure of its franchised operation revenue recognition policy in its future filings at such time that franchise revenue becomes material.

Comment 4:	Please tell us and revise future filings to disclose your accounting policy for the recognition of breakage fees associated with stored value cards and why you believe your treatment is appropriate. Your response and revised disclosure should include the significant estimates used and assumptions made by management for determining breakage fees. We note from your disclosures in your liquidity and capital resources section on page 30 that you partially attribute the decrease in the amount of cash provided by operating activities in fiscal year 2006 due to the reduction of the deferred revenue liability associated with stored value Caribou cards. Please tell us and expand future filings to disclose the underlying reasons for the decrease in your deferred revenue liability (e.g. change in estimates for recognition of breakage fees, decrease in sales of stored valued cards, etc.).

Caribou Coffee Company, Inc.

Response 4:	The Company recognizes maintenance fees pursuant to the terms and conditions of use of its Caribou Coffee branded stored value card (“Caribou Card”) which provides for a maintenance fee of $2.00 per month per card after 12 months of non-use. The maintenance fee is charged until the balance on the card is reduced to zero. The Company utilizes actual information to determine the amount of maintenance fees and does not use any estimates. Given that the recognition maintenance fees correlates directly with the terms and conditions of use we believe we are using an acceptable method of accounting for the fees.

On page 30 of our liquidity and capital resources section, the Company partially attributes the decrease in the amount of cash provided by operating activities in fiscal year 2006 to a reduction of the deferred revenue liability associated with Caribou Cards. This reduction of the deferred revenue liability is due to the redemption of stored value balances for the purchase of Caribou Coffee products by Caribou Card cardholders. The reduction did not result from a change in estimate related to our recognition of breakage fees.

The Company confirms that it will provide a disclosure regarding its accounting policy for the recognition of revenue from breakage fees associated with its stored value card and that it will expand its liquidity and capital resources section to include disclosure regarding the underlying reasons for the decrease in its deferred revenue liability in future filings.
Note 2. Coffeehouse Closings and Asset Disposals, page 41
Comment 5:	In future filings, please revise to include a reconciliation of the beginning and ending balances of your closing accrual for each period presented as required by paragraph 20b of SFAS No.146. As part of this reconciliation, please provide separate disclosure of charges to expense for increases to the accrual by type of cost, payments made and charged against the accrual by type of cost and any other adjustments made to the liability along with an explanation regarding the nature of the adjustments.

Response 5:	The Company confirms that it will include a reconciliation of the closing accrual for each period presented in our future filings as required by paragraph 20b of SFAS No.146. In addition, the Company will provide the explanations of the adjustments made during the period to the closing accrual.
Note 14. Master Franchise Agreement
Comment 6:	Please tell us and disclose in future filings the nature and amounts of the costs that the Company has deferred in connection with the Master Franchise Agreement disclosed in Note 14 as of each balance sheet date presented. As part of your response, please explain why you believe deferral of these costs is appropriate and in accordance with the guidance in paragraph 17 of SFAS No. 45 or other applicable accounting literature.

Response 6:	The amounts deferred in connection with the Master Franchise Agreement which was $244,005 and $258,704 at December 31, 2006 and January 1, 2006 respectively, include the direct costs for training franchisees, establishing a logistics and distribution network to supply product to franchisees, related travel and legal costs. These costs are direct one-time charges incurred by the Company associated with the start up of the Master Franchise Agreement. Paragraph 17 of SFAS No. 45 allows for the deferral of direct/incremental costs relating to franchise sales for which revenue has not been recognized to be deferred until the related revenue is recognized. The Company believes that the amount of initial franchise fee revenue will exceed the amount of its deferred costs plus any future costs, so therefore deferral of all costs is appropriate per SFAS No. 45. These costs will be deferred until the related revenue is recognized when the store is opened. The Company confirms that it will include such disclosure in its future filings.

Caribou Coffee Company, Inc.

Comment 7:	In addition, please tell us and explain in future filings, your basis for classifying $325,000 of the deposit received in connection with the Master Franchise Agreement as a current liability in your balance sheet.

Response 7:	The $325,000 consists of franchise fees for the stores estimated to be opened during the subsequent 12 month period pursuant to the development schedule in Master Franchise Agreement. The Company confirms that it will include such disclosure in its future filings.
      In connection with its responses set forth herein, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      Please feel free to call the undersigned at (763) 592-2200 with any questions concerning the attached materials.

Sincerely,
/s/ George E. Mileusnic
Chief Financial Officer
Caribou Coffee Company, Inc.

cc:	Dan E. Lee
Michael E. Peterson